LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

November 6, 2019

VIA EDGAR TRANSMISSION
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Listed Funds Trust (the “Trust”)
Post-Effective Amendment No. 20 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-215588 and 811-23226
Dear Ms. Larkin:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 16, 2019 with respect to the Post-Effective Amendment No. 20 to the Trust’s Registration Statement on Form N-1A and the Source Dividend Opportunity ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
GENERAL

Comment 1.	In the Principal Investment Strategies section, the sentence “After initial purchase, stock weightings will typically fluctuate with the market” is included twice. Please delete one of the sentences.

Response:	The requested change has been made.

Comment 2.	Please list risks in order of importance versus alphabetically in both Items 4 and 9. Reference ADI 2019-08 Improving Principal Risks Disclosure.

Response:
The Trust has reviewed its risk disclosures and confirms that it has tailored the risks appropriately to the Fund and that the risks the Adviser considers to be the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading and, therefore, respectfully declines to revise the order of the Principal Risks Disclosure.

Comment 3.	With respect to the “Equity Market Risk”, please be more specific as to what “factors” may negatively affect the market.

Response:
The Equity Market Risk has been revised and now reads as follows: The equity securities held in the Fund’s portfolio may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors (e.g. interest rates, employment, global economic conditions, etc.) that affect securities markets generally or factors (e.g. interest rates, employment, global economic conditions, etc.) affecting specific issuers, industries, sectors or companies in which the Fund invests. Common stocks are generally exposed to greater risk than other types of securities, such as preferred stocks and debt obligations, because common stockholders generally have inferior rights to receive payment from issuers.

Comment 4.	Please confirm that the Fund’s benchmark index will be disclosed in its annual update.

Response:	The Trust so confirms.

Comment 5.	Does the Fund estimate that the AFFE fees will exceed 1%? If yes, please disclose the information required pursuant to Item 3, Instructions 3(f)(i) and (vi) of Form N-1A.

Response:	The Fund does not estimate that the AFFE fees will exceed 1%.

Comment 6.
Under “Additional Information About the Funds – Investment Objective”, please describe the Fund’s investment objective pursuant to Item 9(a) and (b) of Form N-1A. In addition, please describe how the Fund intends to achieve its investment objective. In addition, please provide the Fund’s principal investment strategy and how the Adviser decides which securities to buy and sell as required under Item 9(b)(1) and (2) of Form N-1A.

Response:
The Registrant believes the Fund’s current Item 4 disclosure provides a complete and appropriate summary of the Fund’s objective and principal investment strategies, including its buy and sell strategies.  The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.  Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.

Comment 7.
With respect to the risk disclosure regarding ETF Risk, we note the “Shares May Trade at Prices Other Than Nav” paragraph, the last sentences states: To the extent the Fund holds securities that trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, the Fund is likely to experience premiums and discounts greater than those of an ETF that invests only in domestic securities. Please confirm if this would affect intraday indicative value, and if yes, please disclose and elaborate on this risk.

Response:	The Fund will not hold any securities that trade on foreign exchanges and therefore, we have removed the sentence referenced.

* * *
If you have any questions or require further information, please contact Kent Barnes at (414) 765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary

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